Pete Makowiecki
                            Executive Vice President
                             Chief Financial Officer





Arthur Andersen L.L.P.
100 Peabody Place, Suite 1100
Memphis, TN  38103

Dear Sirs:

As of and for the year ended December 31, 2001, First Horizon Home Loan Corporation and its wholly-owned subsidiary, First Tennessee Mortgage Services, Inc., which includes a consolidated investment in FH-FF Mortgage Services. L.P., (the "Company")has complied in all material respects, except for the matters disclosed in Exhibit I, with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond policy in the amount of $100,000,000 and an errors and omissions policy in the amount of $75,000,000.




                                            ------------------------
                                            Peter F. Makowiecki
                                            Chief Financial Officer

                                            February 15, 2002


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First Horizon Home Loan Corporation
4000 Horizon Way
Irving, TX  75063
Phone: 214-441-5313
Fax: 214-441-5308
pmakowiecki@fhhlc.com





                                                                     EXHIBIT I
                                                                     ---------

Matter # 1:

The Company is required to maintain a loan servicing file for each of the loans it services. During an inventory of files in prior years, the Company noted several missing files.

Management Corrective Action:

The Company maintains original collateral documentation files with the document custodians. For the existing portfolio, internal loan servicing files will be recreated and imaged as necessary. Previously, the Company implemented front-end imaging technology which has, and will continue to, substantially reduce the loss of internal documents in the future.